Q3
2016

Third Quarter Report
Period Ended November 30, 2016

Note: The financial statements accompanying this report have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
THIRD QUARTER ENDED NOVEMBER 30, 2016
(Expressed in Canadian dollars)

To our Shareholders:

On October 31, 2016 the Company announced that it had entered into a binding agreement to sell its Edmonton bottling plant, land and building with a scheduled closing date of February 1, 2017. This followed the September 22, 2016 announcement that the Company had decided to exit the co-pack business and wind down operations at its hot fill bottling plant. The Company stated at the time that “This will likely result in a non-cash write down of certain assets as well as incurring associated termination costs in the current fiscal year.”

At the time of those releases the Company was unable to, with reasonable certainty, predict the net amount it might receive for its related hot-fill equipment and other assets. In the ensuing weeks the Company has been able to better assess the probable net realizable value for those assets and, as a consequence, has made the following adjustments to its financial statements:

1.	Reduce the net book value of its property, plant and equipment to $5,550,000;
2.	Eliminate its deferred tax asset; and
3.	Record a provision against the net realizable value of its branded hot fill juice inventory of approximately $300,000.

Reflecting these one time, non-cash adjustments, the Company’s YTD net loss was $(4,826,000) or $(1.71) per share ($(1.71) fully diluted) versus a net loss of $(809,000) or $(0.28) per share in the first nine months of last year. Q3 2016 net loss was $(4,973,000) or $(1.77) per share (($1.77) fully diluted) versus a net loss of $(385,000) or $(0.13) per share in the same quarter of fiscal 2015.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(4,973,000)	$(385,000)	$(4,826,000)	$(809,000)
Add Back SBC	-	-	-	84,000
Net income (loss) before SBC	$(4,973,000)	$(385,000)	$(4,826,000)	$(725,000)

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(1.77)	$(0.13)	$(1.71)	$(0.28)
Add Back SBC	-	-	-	0.03
Net income (loss) before SBC - Basic	$(1.77)	$(0.13)	$(1.71)	$(0.25)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(4,973,000)	$(385,000)	$(4,826,000)	$(809,000)
Add Back:
Interest, net	-	(1,000)	-	(4,000)
Depreciation and amortization	172,000	177,000	514,000	520,000
Impairment adjustment	1,773,000	-	1,773,000
Non- cash stock based compensation	-	-	-	84,000
Non- cash income tax expense	2,490,000	(195,000)	2,480,000	(260,000)
Total Add Backs	4,435,000	(19,000)	4,767,000	340,000
EBITDAS	$(538,000)	$(404,000)	$(59,000)	$(469,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net Income (Loss)	$(1.77)	$(0.13)	$(1.71)	$(0.28)
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.06	0.18	0.18
Impairment adjustment	0.63		0.63
Non- cash stock based compensation	-	-	-	0.03
Non- cash income tax expense	0.89	(0.07)	0.88	(0.09)
Total Add Backs	1.58	(0.01)	1.69	0.12
EBITDAS	$(0.19)	$(0.14)	$(0.02)	$(0.16)

Gross profit margin for the quarter was 16.1%, down from 18.4% in the same quarter last year, due to a change in product mix and the write down of juice inventories.

Gross revenue for Q3 2016 was $2,535,000, versus $2,371,000 in the comparative period of last year.

Discounts, rebates and slotting fees were $139,000 in Q3 2016, a decrease of $10,000 compared to the same period of the prior year. Selling, General and Administrative Expenses (“SG&A”) were $927,000 in Q3 of fiscal 2016, versus $910,000 in Q3 of the previous year.

As at November 30, 2016 the Company had 2,802,412 outstanding common shares.

The Company anticipates that the net result of the various transactions that it is in the process of concluding regarding the Edmonton plant, will be cash on hand of approximately $5,000,000 before year end. Management continues to assess its ongoing business plan with a view to providing all shareholders with the best opportunity to maximize shareholder value.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  anticipated contribution to earnings in the current year from investment in new product development;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2017;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

 Management’s Discussion & Analysis
For the three and nine months ended November 30, 2016

January 10, 2017

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 29, 2016 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include premium waters and juices.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended November 30, 2016, the Company reported gross sales of $2.5 million and a net loss of $4,973,055 as compared to gross sales of $2.4 million and a net loss of $385,054 in the corresponding quarter of the prior year. The loss for this quarter included one-time, non-cash write downs of $4,563,249. Before those write downs the net loss was $409,806.

For the quarter ended November 30, 2016, the Company’s margin percentage decreased to 16.1% from 18.4% for the same period in 2015 as a result of the write down of certain juice inventories.

Results of Operations

Revenue

	Quarter ended	Quarter ended
	November 30, 2016	November 30, 2015	Change
Gross Revenue	$2,534,800	$2,371,358	$163,442
Discounts, Allowances and Rebates	(139,036)	(149,394)	10,358
Net Revenue	$2,395,764	$2,221,964	$173,800

Gross revenue for the quarter ended November 30, 2016 was $2,534,800 compared to $2,371,358 for the same period of the previous year, representing an increase of $163,442 or 6.9% .

Discounts, rebates and slotting fees for the quarter ended November 30, 2016 decreased by $10,358 compared to the same period of the prior year.

	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	Change
Gross Revenue	$8,795,677	$9,442,367	$(646,690)
Discounts, Allowances and Rebates	(579,805)	(348,198)	(231,607)
Net Revenue	$8,215,872	$9,094,169	$(878,297)

Gross revenue for the nine months ended November 30, 2016 was $8,795,677 compared to $9,442,367 for the same period of the previous year, representing a decrease of $646,690 or 6.8% due to a reduction of year to date co-pack volume which was partially offset by an increase in the company’s branded beverage sales.

Discounts, rebates and slotting fees for the nine months ended November 30, 2016 increased by $231,607 compared to the same period of the prior year as a result of significant new listing fees and promotion for the company’s branded beverage products in the first six months of the year.

Cost of Sales
	Quarter ended	Quarter ended
	November 30, 2016	November 30, 2015	Change
Cost of Sales	$2,010,149	$1,814,056	$196,093

Cost of sales for the quarter ended November 30, 2016 were $2,010,149 compared to $1,814,056 for the same period of the previous year, representing an increase of $196,093 or 10.8% . This increase in cost of sales was caused by the write down of certain juice inventories.

	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	Change
Cost of Sales	$5,725,900	$6,279,967	$(554,067)

Cost of sales for the nine months ended November 30, 2016 were $5,725,900 compared to $6,279,967 for the same period of the previous year, representing a decrease of $554,067 or 8.8% .

Margin

	Quarter ended	Quarter ended
	November 30, 2016	November 30, 2015	Change
Margin	$385,615	$407,908	$(22,293)
Margin percentage	16.1%	18.4%	(2.3%	)

Margin for the quarter ended November 30, 2016 was $385,615 compared to $407,908 for the same quarter of the previous year. The margin percentage of 16.1% for the quarter ended November 30, 2016 represents 2.3% decrease from the prior comparative year. The margin decrease was caused by the onetime write down of juice inventories.

	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	Change
Margin	$2,489,972	$2,814,202	$(324,230)
Margin percentage	30.3%	30.9%	(0.6%	)

Margin for the nine months ended November 30, 2016 was $2,489,972 compared to $2,814,202 for the same period of the previous year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended November 30, 2016 increased by $16,138 or 1.8% from $910,427 in the same quarter of the prior year to $926,565.

Summary of Quarterly Results

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 29/28 (Q4)
	2016	2015	2016	2015	2016	2015	2016	2015
Net sales / operating revenue	$ 2,395,764	$2,221,964	$2,966,398	$3,776,475	$2,853,710	$3,095,730	$1,917,035	$2,695,960
Net income (loss)	$(4,973,055)	$ (385,054)	$ (147,924)	$ (12,786)	$ 294,875	$ (410,771)	$ (494,673)	$ (179,270)
Net income (loss) per share	$ (1.77)	$ (0.13)	$ (0.05)	$ (0.00)	$ 0.10	$ (0.15)	$ (0.17)	$ (0.06)
Net income (loss) per share, diluted	$ (1.77)	$ (0.13)	$ (0.05)	$ (0.00)	$ 0.10	$ (0.15)	$ (0.17)	$ (0.06)

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income (Loss) before Stock Based Compensation Expense is as follows:

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 29/28 (Q4)
	2016	2015	2016	2015	2016	2015	2016	2015
Net income (loss)	$(4,973,055)	$ (385,054)	$(147,924)	$ (12,786)	$ 294,875	$ (410,771)	$ (494,673)	$ (179,270)
Stock based compensation	-	-	-	83,880	-	-	-	32,571
Net income (loss) before stock based compensation	$(4,973,055)	$ (385,054)	$(147,924)	$ 71,094	$ 294,875	$ (410,771)	$ (494,673)	$ (146,699)

Other Information

EBITDAS	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
Net income (loss)	$(4,973,055)	$(385,054)	$(4,826,104)	$(808,611)
Interest, net	-	(663)	-	(4,262)
Depreciation and amortization	172,184	177,194	514,283	519,693
Impairment adjustment	1,772,814	-	1,772,814	-
Stock based compensation expense	-	-	-	83,880
Income taxes	2,490,435	(194,681)	2,480,257	(259,620)
EBITDAS	$(537,622)	$(403,204)	$(58,750)	$(468,920)

Margin	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
Net revenue	$2,395,764	$2,221,964	$8,215,872	$9,094,169
Less: cost of sales	(2,010,149)	(1,814,056)	(5,725,900)	(6,279,967)
Margin	$385,615	$407,908	$2,489,972	$2,814,202
Margin % of Net Revenue	16.1%	18.4%	30.3%	30.9%

Related Party Transactions

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$-	$-	$-	$21,000
ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	-	-	-	132,000
iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	1,613	1,463	3,113	4,044
iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	112,500	112,500
v)	Incurred bottling services from a company related by a director in common, Ralph McRae	87,962	47,406	272,916	171,078
vi)	Purchased supplies from a company related by an officer in common, Dave Read	-	-	1,775	1,273

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended
	November 30, 2016	November 30, 2015	Change
Operating activities	$(342,674)	$(366,696)	$24,022
Investing activities	$36,427	$(139,444)	$175,871
Financing activities	$-	$(1,872)	$1,872

During the quarter, cash generated from operating activities increased by $24,022 compared to the same period of the prior year. The increase is the result of greater net income.

Cash utilized by investing activities is a result of the Company spending $20,537 on intangible assets and offset by $57,000 proceeds on sales of two Company vehicles.

Cash utilized for financing activities was $nil during the quarter.

Cash provided by (used in):	Nine months ended	Nine months ended
	November 30, 2016	November 30, 2015	Change
Operating activities	$2,362	$(487,487)	$489,849
Investing activities	$240,602	$(366,555)	$607,175
Financing activities	$(139,789)	$(142,413)	$2,624

For the nine months ended November 30, 2016, cash generated from operating activities increased by $489,849 compared to the same period of the prior year.

Cash utilized by investing activities increased by $607,175 compared to the same period of the prior year. The increase is the result of the Company selling a long-unused internet domain in the first quarter.

Cash utilized for financing activities was $139,789, representing a $2,624 decrease compared to the same period of the prior year. The decrease in cash utilized by financing activities is a result of the Company’s repurchase of 57,425 shares during the period at a cost of $139,789.

Liquidity and Capital Resources

Net working capital has decreased by 54.3% since the prior year ended February 29, 2016. As at November 30, 2016, the Company has net working capital of $218,350 ($477,354 at February 29, 2016). In addition, at November 30, 2016 the Company had $431,600 ($315,700 at February 29, 2016) available under its revolving line of credit (limit of $1,000,000 subject to the availability of eligible collateral). At November 30, 2016 this credit facility was not utilized.

Total Net Working Capital	November 30, 2016	February 29, 2016
Total Current Assets	$1,608,918	$1,992,072
Less: Total Current Liabilities	(1,390,568)	(1,514,718)
Total Net Working Capital	$218,350	$477,354

Considering the positive net working capital position, including the cash on hand at November 30, 2016, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of November 30, 2016:

Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$ 901,379	$ 251,451	$ 241,949	$ 251,064	$ 156,915
Purchase obligations	93,509	38,349	40,434	14,726	-
Total	$ 994,888	$ 289,800	$ 282,383	$ 265,790	$ 156,915

Risks and uncertainties

The types of risks and uncertainties that may affect the Company are included in the February 29, 2016 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2016 the Company is exposed to credit risk through the following assets:

	November 30, 2016	February 29, 2016
Trade receivables	$350,381	$297,421
Other receivables	33,239	27,156
Allowance for doubtful accounts	-	-
	$383,620	$324,577

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2016, the Company’s ten largest customers comprised approximately 95% of sales compared with 96% in the last fiscal year ended February 29, 2016. One customer comprised 77% of sales compared with 84% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit. These percentages and relationships will change going forward with the discontinuance of the Company's co-pack business in Q3 2016.

As at November 30, 2016, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 11 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $17,024 on net earnings for the quarter ended November 30, 2016. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which is the Company’s operating line of credit. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at November 30, 2016, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 7 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At January 10, 2017, the Company had 2,802,412 issued and outstanding common shares, 878,000 issued and outstanding stock options, all of which were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	November 30, 2016	February 29, 2016
ASSETS

Cash	$385,994	$282,819
Accounts receivable	383,620	324,577
Inventory (Note 2)	610,084	968,030
Prepaid expenses and deposits (Note 4)	229,220	416,646
	1,608,918	1,992,072

Property, plant and equipment (Note 3)	6,255,874	8,596,759
Intangible assets (Note 5)	298,311	205,620
Deferred tax assets	-	2,480,257
Total Assets	$8,163,103	$13,274,708

LIABILITIES
Accounts payable and accrued liabilities	$1,390,568	$1,514,718
	1,390,568	1,514,718

Lease inducement	18,596	22,234
Derivative liability - non-employee stock options (Note 7)	42,066	59,990
	1,451,230	1,596,942

SHAREHOLDERS' EQUITY
Share capital (Note 8)
Common shares	31,127,709	31,946,732
Treasury stock	-	-
Additional paid-in capital	19,632,897	18,953,663
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(44,626,649)	(39,800,545)
	6,711,873	11,677,766
Total Liabilities and Shareholders' Equity	$8,163,103	$13,274,708

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015

Gross Revenue	$2,534,800	$2,371,358	$8,795,677	$9,442,367
Less: Discount, rebates and slotting fees	(139,036)	(149,394)	(579,805)	(348,198)
Net Revenue	2,395,764	2,221,964	8,215,872	9,094,169

Cost of sales	2,010,149	1,814,056	5,725,900	6,279,967
Operations, selling, general & administration expenses	926,565	910,427	2,846,151	3,419,661
Depreciation of property, plant and equipment	172,184	177,194	514,283	519,693
Interest, net	-	(663)	-	(4,262)
Change in fair value of derivative liability (Note 7)	(30,597)	(101,072)	(17,924)	(54,416)
Gain (loss) on disposal of assets	27,269	1,757	(279,505)	1,757
Impairment on asset adjustments	1,772,814	-	1,772,814	-
	4,878,384	2,801,699	10,561,719	10,162,400
Net income (loss) before taxes	(2,482,620)	(579,735)	(2,345,847)	(1,068,231)

Income tax expense	2,490,435	(194,681)	2,480,257	(259,620)

Net and comprehensive income (loss)	$(4,973,055)	$(385,054)	$(4,826,104)	$(808,611)

Earnings per share
Basic income (loss) per share	$(1.77)	$(0.13)	$(1.71)	$(0.28)
Weighted average number of shares outstanding – basic	2,802,412	2,871,599	2,826,614	2,885,457

Fully diluted income (loss) per share	$(1.77)	$(0.13)	$(1.71)	$(0.28)
Weighted average number of shares outstanding – diluted	2,802,412	3,116,460	2,826,614	3,110,008

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
Cash provided by (used in)

Operating activities
Net income (loss)	$(4,973,055)	$(385,054)	$(4,826,104)	$(808,611)
Items not involving cash
Depreciation of property, plant and equipment	172,184	177,194	514,283	519,693
Amortization of leasehold inducement	(1,213)	-	(3,638)	-
Loss on disposal of assets	27,269	1,757	(279,505)	1,757
Impairment on asset adjustments	1,772,814	-	1,772,814	-
Stock-based compensation	-	-	-	83,880
Change in derivative liability (Note 7)	(30,597)	(101,072)	(17,924)	(54,416)
Change in deferred tax asset	2,490,435	(194,681)	2,480,257	(259,620)
Changes in non-cash operating working capital items
Accounts receivable, net	77,461	104,957	(59,043)	35,960
Inventory, net	339,693	71,455	357,946	267,318
Prepaid and other assets	(61,967)	38,279	187,426	3,244
Accounts payable	(155,698)	(79,531)	(124,150)	(276,692)
	(342,674)	(366,696)	2,362	(487,487)

Investing activities
Purchase of capital assets	-	(87,161)	(10,451)	(168,970)
Purchase of intangible assets	(20,573)	(53,483)	(112,721)	(198,785)
Proceeds on sale of capital assets	57,000	1,200	363,774	1,200
	36,427	(139,444)	240,602	(366,555)

Financing activities
Repurchase of common shares	-	(1,872)	(139,789)	(142,413)
Issue of common shares	-	-	-	-
Repayment of long-term debt	-	-	-	-
	-	(1,872)	(139,789)	(142,413)

Increase (decrease) in cash	(306,247)	(508,012)	103,175	(996,455)

Cash, beginning of period	692,241	1,214,479	282,819	1,702,922

Cash, end of period	$385,994	$706,467	$385,994	$706,467

Supplementary disclosure of cash flow information
Cash paid (received) during the period
Interest received	$-	$663	$-	$1,870
Interest paid	$-	$-	$-	$73

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three Months ended				Nine Months Ended
	November 30, 2016		November 30, 2015		November 30, 2016		November 30, 2015
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Beginning of period	2,802,412	$31,127,709	2,871,614	$32,078,290	2,859,837	$31,946,732	2,900,542	$32,401,440
Shares issued during the period	-	-	-	-	-	-	-	-
Shares cancelled during the period	-	-	(480)	(5,362)	(57,425)	(819,023)	(29,408)	(328,512)
	2,802,412	$31,127,709	2,871,134	$32,072,928	2,802,412	$31,127,709	2,871,134	$32,072,928
Treasury Stock
Beginning of period		$-		$-		$-		$-
Shares issued during the period		-		(5,362)		(819,023)		(328,512)
Shares cancelled during the period		-		5,362		819,023		328,512
		$-		$-		$-		$-
Additional Paid-In Capital
Beginning of period		$19,632,897		$18,857,880		$18,953,663		$18,591,391
Shares cancelled during the period		-		3,490		679,234		186,099
Stock based compensation on issued options		-		-		-		83,880
Exercise of stock options		-		-		-		-
		$19,632,897		$18,861,370		$19,632,897		$18,861,370
Accumulated Other Comprehensive Income
Beginning of period		$577,916		$577,916		$577,916		$577,916
Foreign exchange translation adjustment		-		-		-		-
		$577,916		$577,916		$577,916		$577,916
Accumulated Deficit
Beginning of period		$(39,653,594)		$(38,920,818)		$(39,800,545)		$(38,497,261)
Net income (loss)		(4,973,055)				(4,826,104)		(808,611)
				(385,054)
		$(44,626,649)		$(39,305,872)		$(44,626,649)		$(39,305,872)

Total Shareholders’ Equity		$6,711,873		$12,206,342		$6,711,873		$12,206,342

The accompanying notes are an integral part of these consolidated interim financial statements.
These consolidated interim financial statements have not been audited or reviewed by the Company's auditor.

LEADING BRANDS, INC.
Notes to Consolidated Interim Financial Statements
For the three and nine months ended November 30, 2016
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products.

Basis of Presentation
The accompanying unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 29, 2016.

Interim Financial Reporting
These unaudited consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 29, 2016. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	November 30, 2016	February 29, 2016
Finished goods	$372,650	$304,453
Raw materials	237,434	663,577
	$610,084	$968,030

3. PROPERTY, PLANT AND EQUIPMENT

	November 30, 2016

	Cost	Accumulated	Net
		Depreciation &
		Impairment
Plant and equipment	$16,270,973	$(11,735,479)	$4,535,494
Buildings	1,950,446	(1,331,506)	618,940
Automotive equipment	71,118	(46,191)	24,927
Land	433,613	-	433,613
Land improvements	1,861	(1,396)	465
Leasehold improvements	791,902	(402,713)	389,189
Furniture and fixtures	688,314	(624,799)	63,515
Computer hardware and software	2,342,316	(2,152,585)	189,731
	$22,550,543	$(16,294,669)	$6,255,874

3. PROPERTY, PLANT AND EQUIPMENT (continued)

	February 29, 2016
	Cost	Accumulated	Net
		Depreciation &
		Impairment
Plant and equipment	$16,262,932	$9,608,770	$6,654,162
Buildings	1,950,446	1,307,391	643,055
Automotive equipment	286,252	158,665	127,587
Land	433,613	-	433,613
Land improvements	1,861	1,367	494
Leasehold improvements	791,902	349,363	442,539
Furniture and fixtures	688,314	613,570	74,744
Computer hardware and software	2,339,906	2,119,341	220,565
	$22,755,226	$14,158,467	$8,596,759

4. PREPAID EXPENSES AND DEPOSITS

	November 30, 2016	February 29, 2016
Slotting fees	$250	$146,918
Insurance premiums	103,412	84,338
Rental deposits and other	125,558	185,390
	$229,220	$416,646

5. INTANGIBLE ASSETS

	November 30, 2016
	Cost	Amortization	Net
Brand license and patent	$323,615	$25,304	$298,311

	February 29, 2016
	Cost	Amortization	Net
Brand license and patent	$210,892	$5,272	$205,620

6. OPERATING LINE OF CREDIT

The Company has a demand revolving operating bank loan with a credit limit of $1,000,000 subject to eligible collateral. As at November 30, 2016, $431,600 of the facility was available, due to the limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains three financial covenants, all of which the Company was in compliance with at November 30, 2016.

7. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	November 30, 2016	February 29, 2016
Derivative liability, beginning of period	$72,663	$120,337
Warrants issued during the period	-	20,970
Change in fair value of non-employee options	(30,597)	(81,317)
Derivative liability, end of period	$42,066	$59,990

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at November 30, 2016 were as follows: (1) risk-free rate of 0.65%; (2) dividend yield of nil; (3) an expected volatility of 85.90%; (4) an expected life of 32 months; and (5) an exercise price of USD $2.89.

8. SHARE CAPITAL

As of November 30, 2016 the company had outstanding 2,802,412 common shares.

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price - USD
Options outstanding as at February 29, 2016	880,000	$2.99
Options granted first quarter	-	$-
Options expired first quarter
Options outstanding as at May 31, 2016	880,000	$2.99
Options granted second quarter	-	$-
Options expired second quarter	(2,000)	$24.65
Options outstanding as at August 31, 2016	878,000	$2.94
Options granted third quarter	-	$-
Options expired third quarter	-	$-
Options outstanding as at November 30, 2016	878,000	$2.94

9. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$-	$-	$-	$21,000
ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	-	-	-	132,000
iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	1,613	1,463	3,113	4,044
iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	112,500	112,500
v)	Incurred bottling services from a company related by a director in common, Ralph McRae	87,962	47,406	272,916	171,078
vi)	Purchased supplies from a company related by an officer in common, Dave Read	-	-	1,775	1,273

10. COMMITMENTS AND CONTINGENCIES

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$289,800
Year 2	138,891
Year 3	143,492
Year 4	140,258
Year 5 and thereafter	282,447
Total future minimum payments	$994,888

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

11. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

12. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

LEADING BRANDS, INC. AT A GLANCE

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free:	1-866-685-5200
Website:	www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

LEADING BRANDS, INC.
Unit 101 – 33 West 8th Avenue
Vancouver BC Canada V5Y 1M8
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com